UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 31, 2022

Landa App LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App LLC - 1394 Oakview Circle Forest Park GA LLC	Landa App LLC - 7349 Exeter Court Riverdale GA LLC
Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC
Landa App LLC - 1741 Park Lane Griffin GA LLC	Landa App LLC - 8780 Churchill Place Jonesboro GA LLC
Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8796 Parliament Place Jonesboro GA LLC
Landa App LLC - 1712 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8641 Ashley Way Douglasville GA LLC
Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8651 Ashley Way Douglasville GA LLC
Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8652 Ashley Way Douglasville GA LLC
Landa App LLC - 4267 High Park Lane East Point GA LLC	Landa App LLC - 8653 Ashley Way Douglasville GA LLC
Landa App LLC - 4474 Highwood Park Drive East Point GA LLC	Landa App LLC - 8654 Ashley Way Douglasville GA LLC
Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC	Landa App LLC - 8655 Ashley Way Douglasville GA LLC
Landa App LLC - 9439 Lakeview Road Union City GA LLC	Landa App LLC - 8659 Ashley Way Douglasville GA LLC
Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC	Landa App LLC - 8662 Ashley Way Douglasville GA LLC
Landa App LLC - 1246 Elgin Way Riverdale GA LLC	Landa App LLC - 8668 Ashley Way Douglasville GA LLC
Landa App LLC - 1910 Grove Way Hampton GA LLC	Landa App LLC - 8670 Ashley Way Douglasville GA LLC
Landa App LLC - 593 Country Lane Jonesboro GA LLC	Landa App LLC - 8674 Ashley Way Douglasville GA LLC
Landa App LLC - 6436 Stone Terrace Morrow GA LLC	Landa App LLC - 8675 Ashley Way Douglasville GA LLC
Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC	Landa App LLC - 8677 Ashley Way Douglasville GA LLC
Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC	Landa App LLC - 8678 Ashley Way Douglasville GA LLC
Landa App LLC - 687 Utoy Court Jonesboro GA LLC	Landa App LLC - 8679 Ashley Way Douglasville GA LLC
Landa App LLC - 729 Winter Lane Jonesboro GA LLC	Landa App LLC - 8683 Ashley Way Douglasville GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

The following table updates certain information provided in the Master Series Table found in the offering circular (the “Offering Circular”) of Landa App LLC (the “Company”), dated January 7, 2021, available here, regarding the properties set forth below (the “Properties” and each a “Property”).

New Lease Agreements; Renewals

The following lease agreement (“Lease Agreement”) was either entered into with a new tenant or renewed with an existing tenant on the terms set forth in the table below.

Series	Address	Lease Commencement Date	Monthly Rental Income (1)	Lease Expiration Date (2)
Landa App LLC - 8796 Parliament Place Jonesboro GA LLC	8796 Parliament Place, Jonesboro, GA 30238	September 1, 2022	$1,350	August 31, 2023
Landa App LLC - 8655 Ashley Way Douglasville GA LLC(3)	8655 Ashley Way, Douglasville, GA 30134	August 1, 2022	$1,100	July 31, 2023
Landa App LLC - 9439 Lakeview Road Union City GA LLC(3)	9439 Lakeview Road, Union City, GA	August 1, 2022	$1,400	July 31, 2023
Landa App LLC – 8675 Ashley Way Douglasville, GA LLC	8675 Ashley Way Douglasville, GA LLC	August 18, 2022	$1,100	August 31, 2023
Landa App LLC – 8652 Ashley Way Douglasville, GA LLC	8652 Ashley Way Douglasville, GA LLC	September 1, 2022	$1,100	August 31, 2023

(1)	The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2)	After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

(3)	The tenant occupying this Property executed their Lease Agreement after August 1, 2022.

The foregoing is a summary of the terms of the applicable Lease Agreement for the Property set forth in the table above and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the applicable Lease Agreement, a form of which can be found here.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2022

LANDA APP LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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